# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WEX Inc., CIK 0001309108
CUSIP: 96208T104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1 HANCOCK STREET, PORTLAND, Maine (ME), 04101
Date of event which requires filing of this statement: 03/30/2026
Amends the filing with accession number 0000902664-22-005089
Filed by CIK 0001786767
Persons authorized to receive notices and communications: CHRISTIAN ASMAR, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; LAUREN TAYLOR WOLFE, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Impactive Capital LP (CIK 0001786767): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,707,253; sole dispositive power 0; shared dispositive power 1,707,253; aggregate amount beneficially owned 1,707,253 (4.9% of the class)
- Impactive Capital LLC (CIK 0001786731): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,707,253; sole dispositive power 0; shared dispositive power 1,707,253; aggregate amount beneficially owned 1,707,253 (4.9% of the class)
- Wolfe Lauren Taylor (CIK 0001699118): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,707,253; sole dispositive power 0; shared dispositive power 1,707,253; aggregate amount beneficially owned 1,707,253 (4.9% of the class)
- Asmar Christian (CIK 0001787532): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,707,253; sole dispositive power 0; shared dispositive power 1,707,253; aggregate amount beneficially owned 1,707,253 (4.9% of the class)
- Kurt P. Adams (CIK 0001653649): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 300; shared voting power 0; sole dispositive power 300; shared dispositive power 0; aggregate amount beneficially owned 300 (0% of the class)
- Ellen R. Alemany (CIK 0001537972): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,000; sole dispositive power 0; shared dispositive power 6,000; aggregate amount beneficially owned 6,000 (0% of the class)
- Alemany October 2025 GRAT No. 1: type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,000; sole dispositive power 0; shared dispositive power 6,000; aggregate amount beneficially owned 6,000 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: WEX Inc.
Address of issuer's principal executive offices: 1 HANCOCK STREET, PORTLAND, Maine (ME), 04101

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The 1,707,253 Shares beneficially owned by the Impactive Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,707,253 Shares beneficially owned by the Impactive Funds is approximately $270,705,970, including brokerage commissions.

The 300 Shares beneficially owned by Mr. Adams were purchased with the personal funds of Mr. Adams in open market purchases. The aggregate purchase price of the 300 Shares beneficially owned by Mr. Adams is approximately $45,303, excluding brokerage commissions.

The 6,000 Shares beneficially owned by Alemany Trust were purchased with the personal funds of Ms. Alemany in open market purchases and the Shares were subsequently transferred to Alemany Trust. The aggregate purchase price of the 6,000 Shares beneficially owned by Alemany Trust is approximately $969,493, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 30, 2026, Impactive filed a preliminary proxy statement with the Securities and Exchange Commission in connection with its solicitation of proxies for the election of its director nominees at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"). In light of the Issuer further reducing the size of the Board from ten directors to nine directors, effective as of the 2026 Annual Meeting, Impactive withdrew its nomination of Kenneth L. Cornick as a nominee for election to the Board at the 2026 Annual Meeting.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is based upon 34,652,427 Shares outstanding as of March 18, 2026, which is the total number of Shares outstanding as reported in the Issuer's preliminary proxy statement on Form PREC14A filed with the Securities and Exchange Commission on March 24, 2026.

A. Impactive Capital
As of the date hereof, Impactive Capital beneficially owned 1,707,253 Shares held by the Impactive Funds.
Percentage: Approximately 4.9%

B. Impactive Capital GP
Impactive Capital GP, as the general partner of Impactive Capital, may be deemed to beneficially own the 1,707,253 Shares beneficially owned by Impactive Capital.
Percentage: Approximately 4.9%

C. Ms. Taylor Wolfe
Ms. Taylor Wolfe, as a Managing Member of Impactive Capital GP, may be deemed to beneficially own the 1,707,253 Shares beneficially owned by Impactive Capital.
Percentage: Approximately 4.9%

D. Mr. Asmar
Mr. Asmar, as a Managing Member of Impactive Capital GP, may be deemed to beneficially own the 1,707,253 Shares beneficially owned by Impactive Capital.
Percentage: Approximately 4.9%

E. Mr. Adams
As of the date hereof, Mr. Adams beneficially owned 300 Shares.
Percentage: Less than 1%

F. Ms. Alemany
Ms. Alemany, as trustee of Alemany Trust, may be deemed to beneficially own the 6,000 Shares beneficially owned by Alemany Trust.
Percentage: Less than 1%

G. Alemany Trust
As of the date hereof, Alemany Trust beneficially owned 6,000 Shares.
Percentage: Less than 1%

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 1,713,553 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 4.9% of the Shares outstanding. Each Reporting Person disclaims beneficial ownership of the Shares that he, she or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

Impactive Capital:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,707,253
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,707,253

Impactive Capital GP:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,707,253
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,707,253

Ms. Taylor Wolfe:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,707,253
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,707,253

Mr. Asmar:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,707,253
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,707,253

Mr. Adams:
1. Sole power to vote or direct vote: 300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 300
4. Shared power to dispose or direct the disposition: 0

Ms. Alemany:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,000

Alemany Trust:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,000
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated as follows:

As of March 30, 2026, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 30, 2026, Impactive and the other Reporting Persons (collectively, the "Group") entered into a Second Amended and Restated Group Agreement (the "Second Amended and Restated Group Agreement") with respect to the Issuer pursuant to which, among other things, (a) that certain group agreement, dated October 20, 2025, as amended and restated on February 9, 2026, was superseded in its entirety, (b) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (c) the Group agreed to solicit proxies for the election of Mr. Adams, Ms. Alemany and Ms. Taylor Wolfe (collectively, the "Nominees") at the 2026 Annual Meeting, (c) each of the Nominees (other than Ms. Taylor Wolfe) agreed that he or she will not undertake or effect any purchase, sale, acquisition or disposition of any securities of the Issuer without the prior written consent of Impactive and (d) Impactive shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agrees to pay directly all such pre-approved expenses. The Second Amended and Restated Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in the Securities of the Issuer Since the Filing of Amendment No. 5 to the Schedule 13D

99.1 - Second Amended and Restated Group Agreement, dated March 30, 2026

## Signatures
- Impactive Capital LP: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member of Impactive Capital LLC, its General Partner (04/01/2026)
- Impactive Capital LLC: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member (04/01/2026)
- Wolfe Lauren Taylor: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe (04/01/2026)
- Asmar Christian: /s/ Christian Asmar, Christian Asmar (04/01/2026)
- Kurt P. Adams: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Attorney-in-Fact for Kurt Adams (04/01/2026)
- Ellen R. Alemany: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Attorney-in-Fact for Ellen R. Alemany (04/01/2026)
- Alemany October 2025 GRAT No. 1: /s/ Ellen R. Alemany, Ellen R. Alemany, Trustee (04/01/2026)